APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                          ADRENALIN INTERACTIVE, INC.
                          ---------------------------
                             (Name of Registrant)

           Delaware                                      13-3779546
           --------                                      ----------
   (State of Incorporation)                (IRS employer identification number)


                       5301 Beethoven Street, Suite 255
                             Los Angeles, CA 90066
                       --------------------------------
                          (Principal office address)



           Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form S-3 (the "Registration Statement") File Number 333-60485, relating to common stock, par value $0.03 per share (the "Common Stock"), of Adrenalin Interactive, Inc., being the agent for service of process named in the Registration Statement and being an authorized representative of Adrenalin Interactive, Inc., hereby requests that the Registration Statement be withdrawn, effective immediately. Adrenalin Interactive, Inc. no longer has any contractual obligation to register the shares of common stock which are the subject thereof.


Dated:  August 12, 1999


                                      ADRENALIN INTERACTIVE, INC.


                                      By:  /s/ Jay Smith, III
                                           -------------------------------
                                           Jay Smith, III,
                                           President and Chief Executive Officer